Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	1999	2000	2001	2002	2003	9/30/2003	9/30/2004
Fixed charges:

Interest	28.1	28	24.5	22.9	37.7	16	26.6

Rents	19.6	19.9	24.4	25.2	28	21	21.941
Interest factor	31%	31%	31%	31%	31%	31%	31%

Rental interest	6.1	6.2	7.6	7.8	8.7	6.5	6.8

Total Fixed Charges	34.2	34.2	32.1	30.7	46.4	22.5	33.4

Earnings:

Pretax income	24.4	31.3	25.4	30.3	-20.3	10.1	21.4
Fixed charges	34.2	34.2	32.1	30.7	46.4	22.5	33.4

Earnings	58.6	65.5	57.5	61.0	26.1	32.6	54.8

Ratio	1.71	1.92	1.79	1.99	0.56	1.45	1.64